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                                                                     EXHIBIT 12C



                     MARKETING AND CONFIDENTIALITY AGREEMENT

         This Marketing and Confidentiality Agreement ("Agreement") entered into on the date shown below, by and between E-Commerce Exchange, LLC (hereinafter referred to as "E-Commerce"), and Hotyellow98.com, Inc. (hereinafter referred to as "Source"), shall set forth the terms and conditions under which E-Commerce and Source shall market certain services of E-Commerce.

         WHEREAS Source is in the business of providing websites and software and as a part of its business it comes in contact with numerous persons and businesses that could utilize the services marketed by E-Commerce; and

         WHEREAS Source and E-Commerce wish to memorialize their agreement for Source to provide E-Commerce with information, including, but not limited to, phone numbers, addresses and e-mail addressees, and completed mini-applications and on-line applications for all persons that Source comes in contact with as a result of its business ("Leads") and for E-Commerce and Source to share any income derived from the sale of E-Commerce products to the Leads.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1 - Term of Agreement.

         1.01. This Agreement shall become effective July 2, 1999 and shall continue in effect for one (1) year, unless sooner terminated as provided herein. After the one (1) year time period has passed, this Agreement shall continue to renew automatically on an annual basis. Each party shall have the right to terminate the Agreement by providing the other party with at least sixty (60) days written notice under the notice provisions of this Agreement.

Section 2 - Terms of the Agreement.

         2.01. Source agrees to provide E-Commerce with Leads for the sole purpose of soliciting them to provide them with merchant accounts, e-commerce software and electronic processing equipment. During the term of this Agreement, Source shall not provide Leads or any other information to any direct or indirect competitor of E-Commerce that would allow any such competitor to solicit, call on or sell any of the competitor's products to the Leads.

         2.02. Source and E-Commerce will cooperate in joint marketing activities including, but not limited to, opt-in e-mail listings, advertising presence websites, presence in newsletter(s) and affiliate site marketing. The intent of this section is, that in the event of any advertising by either party here to, relating to the scope and purpose of this agreement that the other party shall be included but not charged by the party initiating the advertising.

         2.03. Nothing in this Agreement, with the exception of section 2.01, shall be construed in any way to limit E-Commerce's or Source's ability to enter into any kind of agreement or contract

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 with any other person or entity. E-Commerce and Source may represent, perform services for, and contract with as many additional persons or companies as they, in their sole discretion, see fit as long as section 2.01 is not violated.

         2.04. Both parties acknowledge that E-Commerce owns any rights in the portfolio of business including, but not limited to, the merchant accounts and lease rights, that result from the Leads submitted by Source to E-Commerce. Source will provide all reasonable assistance to E-Commerce to perfect, protect and transfer E-Commerce's right, title and interest in said items.

Section 3 - Payment

         3.01. For each Lead that agrees to purchase a Services Package, as defined below, E-Commerce shall pay Source the following:

         For Leads provided to E-Commerce where E-Commerce must contact the potential customer to sell the credit card processing goods and services (those leads where no substantially filled out mini-application or on-line application are submitted) two hundred and fifty dollars ($250.00) for each customer that has A, B or C credit that purchases credit card processing services from E-Commerce including, but not limited to, a fully funded lease at the rate of forty-nine dollars and ninety-five cents ($49.95) per month for forty-eight (48) months and a merchant account (the "Services Package") and one hundred twenty-five dollars ($125.00) for each customer with D or lower credit that purchases the Services Package.

         For Leads provided to E-Commerce where Source provides a substantially filled out mini-application or on-line application six hundred and twenty five dollars ($625.00) for each customer that has A, B or C credit that purchases the Services Package and three hundred dollars ($300.00) for each customer with D or lower credit that purchases the Services Package.

If E-Commerce changes the package its offers to its customer to one different than the lease at the rate of forty-nine dollars and ninety-five cents ($49.95) per month for forty-eight (48) months E-Commerce and Source will negotiate in good faith for a new payment schedule to pay Source for the Leads which will be offered within one hundred twenty (120) days of the effective date of this Agreement.

         3.02. E-Commerce will provide Source with one free package per day, with a retail value of fifteen hundred dollars ($1,500.00) consisting of the Quickcommerce software and application fee, but not any statement fee, monthly minimum fee or monthly gateway access fee, to be given away free as a promotion by Source and E-Commerce.

         3.03. Payments shall be made to Source for any amounts due under this agreement on the first and the fifteenth of the month following the mutual execution of this agreement.

Section 4 - Termination.

         4.01. Notwithstanding any other provision or term in this Agreement, either party may terminate this Agreement for a material breach of the terms of this Agreement at any time by giving

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the other party written notice of termination. Said notice of termination and the termination of this Agreement will be effective immediately upon delivery of said notice of termination as set forth in this Agreement. Either party shall have the option of rescinding the termination of this Agreement by taking corrective action that cures the material breach, if such corrective action is taken within thirty (30) days of the written notice of termination, and if there are no other material breaches during such time period. Notwithstanding other provision or term in this Agreement, upon the bankruptcy, insolvency or dissolution proceedings of any party to this Agreement the other party shall have the right to immediately cancel this Agreement by providing written notice.

Section 5 - Confidentiality

         5.01. In reliance upon this agreement, each of the parties (acting as a "Disclosing Party") may disclose to the other (acting as a "Receiving Party") Confidential Information of the Disclosing Party. Receiving Party hereby acknowledges and agrees that certain items of information currently in Receiving Party's possession or later to come into Receiving Party's possession presently constitute or shall constitute in the future valuable trade secrets or proprietary business information of Disclosing Party. Such items of information, which are herein collectively referred to as the "Confidential Information," shall include the following:

           (i) Product formulae, customer requirements, and all other technical data used or useful in Disclosing Party's business or related to any research and development activities carried on by Disclosing Party.

           (ii) All customer lists, accounting, costs, sales, and other information relating to Disclosing Party's business.

          (iii) All other information of any type or description whatsoever which is protected by law as a trade secret or as proprietary information of Disclosing Party, or which has been designated to Receiving Party either orally or in writing as a trade secret or proprietary information of Disclosing Party. For purposes of the foregoing sentence, "trade secret" shall include, without limitation, any formula, device, or compilation of information not generally known in the industry which Disclosing Party uses in its business and which gives Disclosing Party an opportunity to obtain an advantage over competitors who do not know it.

           (iv) All Confidential Information (as herein defined) of all customers, contractors, and others with whom Disclosing Party had, has or will have a business relationship learned or acquired by Receiving Party during the course of or as a result of Receiving Party's contractual relationship with Disclosing Party.

                All of the foregoing information shall be deemed "Confidential Information" until such time as it becomes generally known in the industry by means other than improper disclosures or other improper action or inaction made by Receiving Party.

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         5.02. Receiving Party shall not, directly or indirectly, either during the term of its relationship with Disclosing Party or thereafter, disclose or use the Confidential Information other than in the business of or as directed by, Disclosing Party without the prior written consent of Disclosing Party. Receiving Party shall not, directly or indirectly, either during the term of its relationship with Disclosing Party or thereafter, take, copy, or remove any of the Confidential Information from Disclosing Party's premises, whether in the form of manuals, printed sheets, reproductions, personal notes, or otherwise, without the prior written consent of Disclosing Party.

         5.03. Receiving Party shall at all times and forever safeguard and protect all of the Confidential Information of Disclosing Party to prevent its being exposed to, or taken by, unauthorized persons, and when entrusted to Receiving Party will exercise its best efforts to assure its safekeeping.

         5.04. Upon request of a Disclosing Party, Receiving Party will deliver to Disclosing Party, within three (3) days of receiving such request, all Confidential Information which is in the possession or control of the Receiving Party.

         5.05. The Receiving Party not shall provide any confidential information to any third party without the prior written consent of the Disclosing Party, which such consent shall be the sole discretion of the Disclosing Party.


Section 6 - General Terms and Conditions

         6.01. Assignment and Delegation. Neither party shall assign any rights or delegate any duties hereunder unless permitted by this Agreement or by the express prior written consent to the other which shall not be unreasonably withheld.

         6.02. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, partner, employee or representative of any party hereto.

         6.03. Controlling Law. The validity, interpretation and performance of this Agreement shall be controlled by and construed under the laws of the State of Nevada.

         6.04. Attorney's Fees. In any action arising from the alleged breach of this Agreement, to enforce this Agreement, the final prevailing party will recover its reasonable attorneys' fees, costs and expenses.

         6.05. Failure to Object. The failure of either party to this Agreement to object to or to take affirmative action with respect to any conduct of the other which is in violation of the terms of this Agreement, shall not be construed as a waiver of that conduct or any future breach or subsequent wrongful conduct.

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         6.06. No Partnership or Joint Venture. This Agreement does not constitute and shall not be construed as constituting a partnership or joint venture between Source and E-Commerce. Neither party shall have any right to obligate or bind the other party in any manner whatsoever.

         6.07. Validity of Provisions. If any part, term or provision of this Agreement is declared and determined by any court or arbitrator to be illegal or invalid, such declaration and determination shall not effect the validity of the remaining parts, terms or provisions. Any illegal or invalid part, term or revision shall be deemed not a part of this Agreement.

         6.08 Notices. Each notice, request, demand or other communication by a party to another party required or permitted by this Agreement ("Notice") shall be in writing and shall be personally delivered, sent by U.S. certified mail, return receipt requested (postage prepaid), by overnight commercial courier (charges prepaid), or sent by facsimile transmission (but each such facsimile transmission shall be confirmed by sending a copy thereof to the other party by certified mail or commercial courier as provided herein no later than the following business day), addressed to the address of the receiving party set forth below or to such other address as such party shall have communicated to the other parties in accordance with this Section. Any notice shall be deemed to have been given when personally delivered, on the date of sending when sent by facsimile transmission, on the second business day following the date of sending when sent by certified mail or on the first business day following the date of sending when sent by overnight commercial courier.

                  (a)      If to E-Commerce, to:

                           E-Commerce Exchange, LLC
                           Attention Darrin Ginsberg
                           26072 Merit Circle, Suite 112
                           Laguna Hills, California 92553
                           Fax (949) 367-9745

                  (b)      If to Source, to:

                           HotYellow98.com, Inc.
                           7950 Redfield Road, Suite 150
                           Scottsdale, Arizona 85260
                           Fax (602) 998-1498

         6.09. Representation. All parties have been advised and have had an opportunity to consult with legal counsel of their choosing regarding the force and effect of the terms set forth herein. This Agreement shall be deemed to be jointly prepared by the parties and therefore any ambiguity or uncertainty shall be interpreted accordingly.

         6.10. Authority. Each individual executing this Agreement represents that he/she is duly authorized to execute and deliver this Agreement on behalf of the corporation or other entity which he/she represents. This document is binding upon the representative corporation or other entity in accordance with its terms.

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         6.11. Headings. The various headings in this Agreement are inserted for convenience only and shall not affect this Agreement or any portion thereof.

         6.12. Counter-parts. This Agreement may be executed in two or more counter-parts, each of which shall be deemed an original, all of which together shall constitute one and the same instrument.

         The parties have executed this Agreement on the dates indicated opposite their signatures.

                            E-COMMERCE EXCHANGE, LLC


Dated: July 13, 1999     By: /s/ Jon Engleking
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                            Jon Engleking, Chief Operating Officer

                            HOTYELLOW98.COM, INC.


Dated:                   By:
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                            J. Daniel Fox, President and Chief Executive Officer

                            HOTYELLOW98.COM, INC.


Dated: July 13, 1999     By: /s/ Francis R. Law
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                            Francis R. Law, Secretary and Treasurer


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